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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2005

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F.      X                Form 40-F.
                ------------                      ------------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes.                 No.       X
          -------------        -------------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

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     China Southern Airlines Company Limited (the "Company") on May 17, 2005
published in two local newspapers in Hong Kong its announcement, in English and Chinese, in relation to the delay in despatch of circular of major transaction to the shareholders of the Company. A copy of the English Announcement is included in this Form 6-K of the Company.

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                           [LOGO] [CHINESE CHARACTERS]
                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
  (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                               (STOCK CODE: 1055)

                                MAJOR TRANSACTION
                          DELAY IN DESPATCH OF CIRCULAR

--------------------------------------------------------------------------------
   Reference is made to the announcement of the Company published in the newspaper on April 22, 2005 in connection with the Airbus Aircraft Acquisition Agreement and the Transaction contemplated therein, which constitutes a major transaction of the Company under the Listing Rules. The despatch of the Circular will be delayed from May 13, 2005 to a date on or before May 27, 2005.
--------------------------------------------------------------------------------

Reference is made to the announcement of the Company published in the newspaper dated April 22, 2005 (the "Announcement") in connection with the Airbus Aircraft Acquisition Agreement and the Transaction contemplated therein, which constitutes a major transaction of the Company under the Listing Rules. Unless otherwise defined herein, all capitalized terms used herein shall have the same meanings as defined in the Announcement.

In accordance with Rules 14.38 and 14.40 of the Listing Rules, a circular (the "Circular") setting out the details of the Transaction is to be despatched to shareholders within 21 days after publication of the Announcement. As additional time will be required to finalize the Circular, in particular the confirmation and financial information from the banks and lessors of finance leases, to which the Company is a party, regarding the bank loans and finance lease obligations of the Company to prepare the indebtedness statements and financial information in the Circular, the Company has applied to the Stock Exchange for an extension of the date for despatch of the Circular to the shareholders. The despatch of the Circular will be delayed from May 13, 2005 to a date on or before May 27, 2005.



                                                           By order of the Board
                                                                   SU LIANG
                                                             Company Secretary


Guangzhou, the People's Republic of China
May 13, 2005

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan and Si Xian Min as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.
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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By          /s/   Su Liang
                                            ------------------------------------
                                         Name:  Su Liang
                                         Title: Company Secretary


Date: May 18, 2005